

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2025

Enrique Lopez Lecube
Chief Financial Officer
Bioceres Crop Solutions Corp.
Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina

> **Re: Bioceres Crop Solutions Corp.**
> **Form 20-F for Fiscal Year Ended June 30, 2024**
> **File No. 001-38836**

Dear Enrique Lopez Lecube:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services